

January 15, 2010

Alan R. Crain, Esq.
Senior Vice President and General Counsel
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

> **Re:** **Baker Hughes Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 21, 2009**
> **File No. 333-162463**

Dear Mr. Crain:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your filing to provide updated disclosure, including, without limitation, updated financial statements and disclosure regarding recent share prices. If you intend to incorporate by reference disclosure provided in recent filings, please make necessary revisions to the table set forth on page 137 of your registration statement on Form S-4 that you filed on October 14, 2009.

2. You indicate at page 44 of the registration statement on Form S-4 that you filed on October 14, 2009 (your initial registration statement) that the BJ Services board of directors met on June 24, 2009 and compared the merits of a transaction with Baker Hughes to "alternative strategies available to BJ Services." Please revise your filing to discuss such alternative strategies and disclose why each was discarded in favor of the merger transaction with Baker Hughes.

3. On page 64 of your initial registration statement, we note that Greenhill & Co., in the course of preparing its opinion, has reviewed certain financial information of 14 publicly traded companies. Please explain how these companies were selected.

4. On page 70 of your initial registration statement, we note that BofA Merrill Lynch Securities, in the course of preparing its opinion, has reviewed certain financial information of 13 publicly traded companies in the oilfield services industry. Please explain how these companies were selected.

5. On page 71 of your initial registration statement, we note that BofA Merrill Lynch Securities, in the course of preparing its opinion, has reviewed certain financial information related to 16 selected transactions involving companies in the oilfield services industry. Please explain how these transactions were selected.

6. We note your disclosure at page 76 of your initial registration statement regarding the standard director compensation arrangements for Baker Hughes. Please quantify at page 76 the cash retainers and equity awards that form a part of such compensation arrangements.

7. We note that the opinions from Goldman, Sachs & Co. and Greenhill & Co. that were provided with your initial registration statement are now more than four months old. Please disclose whether any material changes in the operations or performance of Baker Hughes or BJ Services, or in any of the projections or assumptions upon which such financial advisors based their opinions, have occurred since the delivery of the opinions, or are anticipated to occur before the shareholder meetings.

Exhibit 5.1

8. We note that the legal opinion provided in Exhibit 5.1 suggests that your registration statement on Form S-4 registers the offer and sale of your common stock that will be issuable upon exercise of the "adjusted stock rights." However, based on the registration fee table provided in your registration statement filed on October 14, 2009, it does not appear that you intend to use such registration statement to register such offer and sale. Please advise. If you do not intend to register the "adjusted stock rights," please explain your basis for not registering the rights.

9. In the second paragraph of the opinion, we note that counsel has assumed that "at the time of each issuance of Option Shares, there will be sufficient shares of Common Stock authorized for issuance under the company's certificate of incorporation." Please obtain and file a revised opinion that does not include this assumption, or provide an explanation from counsel as to why this assumption is necessary and appropriate.

Exhibits 8.1 and 8.2

10.   Please obtain and file revised, executed tax opinions that address and express a conclusion for each material federal income tax consequence of the merger. For example, each tax opinion should address whether the merger will be treated as a "reorganization" within the meaning of section 368(a) of the Internal Revenue Code of 1998, and whether Baker Hughes Incorporated and BJ Services Company will each be treated as a "party to a reorganization" within the meaning of section 368(b) of the Code. In the alternative, please explain how such tax consequences are not material.

11.   We note that the tax opinion filed as Exhibit 8.2 suggests that the opinion is delivered solely for the benefit of BJ Services Company. Please ensure that the revised tax opinion does not include any suggestion that investors are not entitled to rely on the opinion.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>

Christine B. LaFollette, Esq.
(713) 236-0822